Exhibit 99.137

WonderFi Technologies Inc.

Suite 250, 780 Beatty Street,

Vancouver, British Columbia V6B 2M1

NOTICE OF CHANGE IN YEAR-END

Pursuant to Section 4.8 of National Instrument 51-102

WonderFi Technologies Inc. (the “Reporting Issuer”) hereby provides notice pursuant to Section 4.8 of National Instrument 51-102 that it will change its financial year-end from September 30 to December 31, effective for the transition year end December 31, 2022.

Reason for the Change

The Reporting Issuer is changing its financial year-end to December 31 to align its financial reporting with its business cycle as well as to better address shareholder needs.

Old Financial Year-End

The old financial year-end of the Reporting Issuer was September 30.

New Financial Year-End

The new financial year-end of the Reporting Issuer will be December 31.

Transition Year

The transition year of the Reporting Issuer will consist of 15 months ending December 31, 2022.

Length and Ending Date of the Periods, including the Comparative Periods, of the Interim and Annual Financial Statements to be Filed for the Transition Year and the New Financial Year

Transition Year – Annual Financial Statements

Financial Statements	Filing Status	Period Ended	Comparative Period Ended
Audited	Not yet filed	15 months ended December 31, 2022	Period ended September 30, 2021 (January 30, 2021 to September 30, 2021)

Transition Year – Interim Financial Reports

Financial Statements	Filing Status	Period End	Comparative Period Ended
Unaudited Period	Filed on February11, 2022	3 months ended December 31, 2021	N/A (incorporated January 30, 2021)
Unaudited Period	Filed on May 16, 2022	6 months ended March 31, 2022	6 months ended March 31, 2021 (January 30, 2021 to March 31, 2021)
Unaudited Period	Will be filed on August 15, 2022	9 months ended June 30, 2022	9 months ended June 30, 2021 (January 30, 2021 to June 30, 2021)
Unaudited Period	Not yet filed	12 months ended September 30, 2022	12 months ended September 30, 2021 (January 30, 2021 to September 30, 2021)

New Financial Year – Annual Financial Statements

Financial Statements	Period Ended	Comparative Period Ended
Audited	12 months ended December 31, 2023	15 months ended December 31, 2022

New Financial Year – Interim Financial Reports

Financial Statements	Period Ended	Comparative Period Ended
Unaudited Period	3 months ended March 31, 2023	3 months ended March 31, 2022
Unaudited Period	6 months ended June 30, 2023	6 months ended June 30, 2022
Unaudited Period	9 months ended September 30, 2023	9 months ended September 30, 2022

Filing Deadlines for Transition Year

The Reporting Issuer is required to file its audited financial statements for the 15 months ended December 31, 2022 by no later than March 31, 2023 as prescribed under sections 4.2 and 4.4 of National Instrument 51-102. Further, interim financial reports are required to be filed within 45 days following the end of the relevant period.

Date: August 12, 2022

WONDERFI TECHNOLOGIES INC.

Signed: “BEN SAMAROO”
BEN SAMAROO
Chief Executive Officer